SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 9)
MATRIXX INITIATIVES, INC.
(Name of Subject Company)
MATRIXX INITIATIVES, INC.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)
57685L105
(CUSIP Number of Class of Securities)

Samuel C. Cowley
Executive Vice President, General Counsel and Secretary
Matrixx Initiatives, Inc.
8515 E. Anderson Drive
Scottsdale, Arizona 85255
(602) 385-8888
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Matthew P. Feeney	Stephen M. Kotran
Snell & Wilmer L.L.P	Sullivan & Cromwell LLP
One Arizona Center	125 Broad Street
400 E. Van Buren Street	New York, New York 10004-2498
Phoenix, Arizona 85004-2202	(212) 558-4000
(602) 382-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Introduction
This Amendment No. 9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (which, together with any amendments and supplements thereto, collectively constitute the “Schedule”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Matrixx Initiatives, Inc., a Delaware corporation (the “Company”), on December 22, 2010. The Schedule relates to the tender offer by Wonder Holdings, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Wonder Holdings Acquisition Corp., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company, including the associated rights issued pursuant to the Rights Agreement, dated as of July 22, 2002, as amended on December 14, 2010 and further amended on January 11, 2011, between the Company and Registrar and Transfer Company (the shares of the common stock of the Company, together with the associated rights, collectively referred to as the “Shares”), at a price of $8.75 per Share net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase, dated December 22, 2010, as amended, and in the related letter of transmittal, dated December 22, 2010, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Parent and certain of its affiliates, including Purchaser, with the SEC on December 22, 2010, as amended.
Except as otherwise set forth below, the information set forth in the Schedule remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule.
ITEM 8. ADDITIONAL INFORMATION
     Item 8, “Additional Information” is hereby amended and supplemented by adding the following immediately before the section titled “Forward-Looking Statements”:
“Expiration of the Subsequent Offering Period and Final Completion of the Offer and Merger
The Subsequent Offering Period of the Offer expired at 11:59 p.m., New York City time, on Thursday, February 17, 2011 (the “Subsequent Offering Expiration Time”). Based on information from the depositary, as of the Subsequent Offering Expiration Time, a total of 6,606,328 Shares were validly tendered and not withdrawn during the initial offering period and the subsequent offer period. These Shares represent approximately 70.0% of the outstanding Shares. Purchaser has accepted for payment all Shares tendered and not validly withdrawn during the initial offering period and all Shares validly tendered during the Subsequent Offer Period, and the consideration for all such Shares either has been paid or promptly will be paid.
On February 18, 2011, pursuant to the terms of the Merger Agreement, Purchaser exercised its top-up option to purchase, at a per share price equal to the Offer Price, 19,785,355 Top-Up Shares, which brought Purchaser’s ownership of the Company’s common stock, when combined with the Shares acquired by Purchaser during the initial offering period and the Subsequent Offering Period, to more than 90% of the outstanding Shares after such purchase. The aggregate purchase price of $173,121,856.25 for the Top-Up Shares was paid by Purchaser partially in cash, in an amount equal to the aggregate par value of the Top-Up Shares, and partially by a promissory note, for the remaining amount. The Company offered and sold the Top-Up Shares as a private placement pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.
On February 18, 2011, in accordance with the Merger Agreement, Parent and Purchaser effected a short-form merger without the need for a meeting of, or any action by, the Company’s stockholders. In the Merger, Purchaser merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent. At the Effective Time, each outstanding Share not tendered in the Offer (other than treasury Shares, Shares held by Parent, Purchaser or any of their subsidiaries or Shares held by stockholders who have and properly exercise appraisal rights under applicable provisions of the DGCL) was converted into the right to receive a cash payment in an amount equal to the Offer Price. BNY Mellon, acting as the paying agent for the Merger, will mail to the remaining former stockholders of the Company materials necessary to exchange their former Shares for such payment. February 18, 2011 is the last day Shares will trade on the NASDAQ Global Select Market.

On February 18, 2011, the Company and H.I.G. issued a joint press release announcing the expiration of the Subsequent Offer Period and results of the Offer, that Purchaser has exercised its top-up option in order to purchase the Top-Up Option Shares and that Purchaser intended to effect a short-form merger in which Purchaser would be merged with and into the Company, with the Company surviving the Merger and continuing as a wholly-owned subsidiary of Parent. The full text of the press release is attached hereto as Exhibit (a)(19) and is incorporated herein by reference.”
ITEM 9. EXHIBITS
     Item 9, “Exhibits,” is hereby amended and supplemented by inserting the following exhibit therein:

“(a)(19)	Joint Press Release issued by H.I.G. Capital, LLC and Matrixx Initiatives, Inc. on February 18, 2011 (incorporated by reference to Exhibit (a)(1)(N) of Amendment No. 10 to the Schedule TO filed by Parent and Purchaser on February 18, 2011).”

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 18, 2011

MATRIXX INITIATIVES, INC
/s/ William Hemelt
William Hemelt
President and Chief Executive Officer